Exhibit 99.3

CONSENT OF DIRECTOR-NOMINEE

This Consent of Director-Nominee is delivered in connection with the registration statement on Form S-4 of FirstSun Capital Bancorp to be filed with the U.S. Securities Exchange Commission (as it may be amended from time to time, the “Registration Statement”) for the registration under the Securities Act of 1933, as amended, of the shares of FirstSun Capital Bancorp’s common stock issuable in connection with the merger of HomeStreet, Inc. with and into FirstSun Capital Bancorp.

The undersigned consents to (a) the references made to the undersigned in the Registration Statement and related proxy statement/prospectus as having consented to serve as a director of FirstSun Capital Bancorp effective immediately after the completion of the mergers contemplated by the Registration Statement and such proxy statement/prospectus and (b) the filing of this consent as an exhibit to the Registration Statement.

March 8, 2024	/s/ Mark K. Mason
Mark K. Mason